Exhibit (a)(1)

CERTIFICATE OF TRUST

of

OWLshares Trust

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) (the “Act”) and sets forth the following:

First: The name of the trust is OWLshares Trust (the “Trust”).

Second: The registered office of the Trust in the State of Delaware is 1679 S. Dupont Highway, Suite 100, Dover, Delaware 19901. The name of the Trust’s registered agent at such address is Allstate Corporate Services Corp.

Third: The Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

Fourth: The Trust shall consist of one or more series. Notice is hereby given, pursuant to Section 3804 of the Act, that the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series, whether such series is now authorized and existing pursuant to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated with such series only, and not against the assets of the Trust generally or any other series thereof, and, except as may be otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned, being the sole trustees of the Trust, have duly executed this Certificate of Trust as of the 20 day of March, 2015. This instrument may be signed in one or more counterparts.

/s/ Andrew Smith Andrew Smith, Trustee	/s/ Benjamin Webster Benjamin Webster, Trustee